UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)*

                             The Valspar Corporation
                                (Name of Issuer)

                          Common Stock, $0.50 Par Value
                         (Title of Class of Securities)

                                    920355104
                                 (CUSIP Number)

                                December 31, 2002
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                                Page 1 of 4 Pages

CUSIP No. 920355104


1.   NAMES OF REPORTING PERSONS.
     IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         C. Angus Wurtele


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                    (b) [ ]


3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

       NUMBER              5.   SOLE VOTING POWER                 3,501,527
    OF SHARES
  BENEFICIALLY             6.   SHARED VOTING POWER                  40,476
OWNED BY EACH
    REPORTING              7.   SOLE DISPOSITIVE POWER            3,501,527
  PERSON WITH
                           8.   SHARED DISPOSITIVE POWER             40,476


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,542,003


10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     7.1%


12.  TYPE OF REPORTING PERSON*

     IN


                                Page 2 of 4 Pages

Item 1(a)   Name of Issuer:   The Valspar Corporation
            --------------

Item 1(b)   Address of Issuer's Principal Executive Offices:
            -----------------------------------------------

            1101 Third Street South
            Minneapolis, MN  55415


Item 2(a)   Name of Person Filing:    See Cover Page Item 1
            ---------------------

Item 2(b)   Address of Principal Business Office or, if none, residence:
            ------------------------------------------------------------

            4900 IDS Center
            80 So. 8th Street
            Minneapolis, MN  55402

Item 2(c)   Citizenship:      See Cover Page Item 4
            -----------

Item 2(d)   Title of Class of Securities:      Common
            ----------------------------

Item 2(e)   CUSIP No.:        See Cover Page
            ---------


Item 3      Statement Filed Pursuant to Rules 13d-1(b) or 13d-2(b):
            ------------------------------------------------------

            Not applicable


Item 4(a)   Amount Beneficially Owned:         See Cover Page Item 9
            -------------------------

Item 4(b)   Percent of Class: See Cover Page Item 11
            ----------------

Item 4(c)   Number of Shares as to Which Such Person has:
            --------------------------------------------

            (i)   Sole power to vote or to direct the vote: See Cover Page
                  Item 5
            (ii)  Shared power to vote or to direct the vote: See Cover Page
                  Item 6
            (iii) Sole power to dispose or to direct the disposition of: See
                  Cover Page Item 7
            (iv) Shared power to dispose or to direct the disposition of: See Cover Page Item 8


Item 5      Ownership of Five Percent or Less of a Class:   Not applicable
            --------------------------------------------


                                Page 3 of 4 Pages

Item 6      Ownership of More than Five Percent on Behalf of Another Person:
            ---------------------------------------------------------------

            Shares reported include 40,476 shares owned by spouse.


Item 7      Identification and Classification of the Subsidiary Which Acquired
            ------------------------------------------------------------------
            the Security Being Reported on By the Parent Holding Company
            ------------------------------------------------------------
            or Control Person:
            ------------------

            Not applicable


Item 8      Identification and Classification of Members of the Group:
            ---------------------------------------------------------

            Not applicable


Item 9      Notice of Dissolution of Group:    Not applicable
            ------------------------------


Item 10     Certification:    Not applicable



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 31, 2002.


Dated:   February 13, 2003

                                                     /s/ C. Angus Wurtele
                                                     ---------------------------
                                                     C. Angus Wurtele






                                Page 4 of 4 Pages